As filed with the Securities and Exchange Commission on January 14, 2008.

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE TO

TENDER OFFER STATEMENT UNDER SECTION 14(D)(1) OR 13(E)(1) OF

THE SECURITIES EXCHANGE ACT OF 1934.

THE KOREA FUND, INC.

(Name of Subject Company (Issuer))

THE KOREA FUND, INC.

(Name of Filing Persons (Offeror))

COMMON STOCK,

$0.01 PAR VALUE PER SHARE

(Title of Class of Securities)

500634100

(CUSIP Number of Class of Securities)

The Korea Fund, Inc.

c/o Allianz Global Investors Fund Management, LLC

1345 Avenue of the Americas

New York, New York 10105

Attn: Thomas J. Fuccillo

(212) 739-3190

(Name, Address and Telephone Number of Person Authorized to Receive Notices

and Communications on Behalf of the Person(s) Filing Statement)

Copy to:

John W. Gerstmayr, Esq.

Ropes & Gray LLP

One International Place

Boston, Massachusetts 02110

(617) 951-7000

CALCULATION OF FILING FEE

Transaction Valuation	Amount of Filing Fee
Not Applicable*	Not Applicable*

*	A filing fee is not required in connection with this filing as it relates solely to preliminary communications made before the commencement of a tender offer.
☐

Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the form or schedule and the date of its filing.

Amount Previously Paid:	Not applicable
Form or Registration No.:	Not applicable
Filing Party:	Not applicable
Date Filed:	Not applicable
☒	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third party tender offer subject to Rule 14d-1.
☒	issuer tender offer subject to Rule 13e-4.
☐	going-private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer. ☐

Press Release

FOR IMMEDIATE RELEASE	Contact: Christoph Hofmann +1 (800) 285-4086
Julian Reid (Chairman of the Board) +44-7768 068 200

The Korea Fund, Inc. Announces In-Kind Tender Offer for 15% of Shares

NEW YORK, January 14, 2008 (PRIME NEWSWIRE) – The Board of Directors of The Korea Fund, Inc. (the “Fund”) (NYSE: KF) today announced that the Fund will commence an in-kind tender offer to purchase 15% of its outstanding shares at a price per share equal to 98% of the Fund’s net asset value per share as of the day following the offer’s expiration. The tender offer is expected to commence in the first quarter of 2008, subject to the receipt of required regulatory authorization. Payment will be made in the form of delivery of portfolio securities valued in accordance with the Fund’s standard valuation policies. The offer is the last in a series of tender offers made in connection with the tender offer program and strategic plan previously announced by the Board. The tender offer was triggered based on the Fund’s shares trading at an average discount of more than 7.5% during the last quarter of 2007.

This announcement is not a recommendation, an offer to purchase or a solicitation of an offer to sell shares of the Fund. The Fund has not commenced the self-tender offer described in this press release. Upon commencement of the tender offer, the Fund will file with the Securities and Exchange Commission a tender offer statement on Schedule TO and related exhibits, including an offer to purchase, letter of transmittal, and other related documents. Shareholders of the Fund should read the offer to purchase and the tender offer statement on Schedule TO and related exhibits when such documents are filed and become available, as they will contain important information about the Fund’s tender offer. Shareholders can obtain these documents when they are filed and become available free of charge from the Securities and Exchange Commission’s website at www.sec.gov, or from the Fund’s shareholder servicing agent at 1-800-331-1710. The offer to repurchase will not be valid in any jurisdiction in which making or accepting the offer to repurchase would violate the laws of that jurisdiction.

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The Korea Fund, Inc. is a non-diversified, closed-end investment company. The Fund seeks long-term capital appreciation through investing primarily in equity securities trading on the Korean stock exchanges. Its shares are listed on the New York Stock Exchange under the symbol “KF.”

RCM Capital Management LLC and RCM Asia Pacific Limited are the Fund’s investment manager and sub-adviser, respectively. Investment in closed-end funds involves risks.

Additional risks are associated with international investing, such as currency fluctuation, government regulations, economic changes and differences in liquidity, which may increase the volatility of your investment. Foreign security markets generally exhibit greater price volatility and are less liquid than the U.S. market. Additionally, this Fund focuses its investments in certain geographical regions, thereby increasing its vulnerability to developments in that region. All of these factors potentially subject the Fund’s shares to greater price volatility. The net asset value of the Fund will fluctuate with the value of the underlying securities. Closed-end funds trade on their market value, not net asset value, and closed-end funds often trade at a discount to their net asset value.

The Fund’s daily New York Stock Exchange closing price and net asset value per share, as well as other information, including updated portfolio statistics and performance are available at www.thekoreafund.com or by calling the Fund’s shareholder servicing agent at (800) 331-1710.

Statements made in this release that look forward in time involve risks and uncertainties and are forward looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Such risks and uncertainties include, without limitation, the adverse effect from a decline in the securities markets or a decline in the Fund’s performance, a general downturn in the economy, competition from other companies, changes in government policy or regulation, inability to attract or retain key employees, inability to implement its operating strategy and/or acquisition strategy, and unforeseen costs and other effects related to legal proceedings or investigations of governmental and self-regulatory organizations.